UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

FLUOR CORPORATION

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

343412102

(CUSIP number)

Lucie Kantrow

Bernhard Capital Partners

400 Convention Street, Suite 1010

Baton Rouge, LA 70802

(225) 228-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 343412102	13D	Page 2 of 14

(1)	Names of Reporting Person ISICO-A, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,806,690
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,806,690
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,806,690
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.01%
(14)	Type of reporting person (see instructions)

CUSIP No. 343412102	13D	Page 3 of 14

(1)	Names of Reporting Person ISICO, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,294,910
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,294,910
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,294,910
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.07%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 343412102	13D	Page 4 of 14

(1)	Names of Reporting Person BCP Fund II-A, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,806,690
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,806,690
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,806,690
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.01%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 343412102	13D	Page 5 of 14

(1)	Names of Reporting Person BCP Fund II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,294,910
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,294,910
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,294,910
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.07%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 343412102	13D	Page 6 of 14

(1)	Names of Reporting Person BCP Fund GP II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,101,600
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,101,600
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,101,600
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.08%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 343412102	13D	Page 7 of 14

(1)	Names of Reporting Person BCP Fund UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,101,600
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,101,600
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,101,600
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.08%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 343412102	13D	Page 8 of 14

(1)	Names of Reporting Person Jeffrey Scott Jenkins
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 7,101,600
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,101,600
(11)	Aggregate amount beneficially owned by each reporting person 7,101,600
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.08%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 343412102	13D	Page 9 of 14

(1)	Names of Reporting Person James M. Bernhard Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 54,460 (1)
	(8)	Shared voting power 7,101,600
	(9)	Sole dispositive power 54,460 (1)
	(10)	Shared dispositive power 7,101,600
(11)	Aggregate amount beneficially owned by each reporting person 7,156,060
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.11%
(14)	Type of reporting person (see instructions) IN

(1)	Represents 54,460 shares beneficially held by James M. Bernhard Jr.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Fluor Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6700 Las Colinas Boulevard Irving, Texas 75039.

Item 2. Identity and Background.

(a)-(c),

(f) This Statement is being filed by the affiliates of Bernhard Capital Partners Management, LP (together with its affiliates, “Bernhard Capital Partners”) which are listed below (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Statement, attached as Exhibit 1 hereto (the “Joint Filing Agreement”):

(i) ISICO, LLC, a Delaware limited liability company (“ISICO”), (ii) ISICO-A, LLC, a Delaware limited liability corporation (“ISICO-A”), (iii) BCP Fund II, LP, a Delaware limited partnership (“BCP Fund II”), (iv) BCP Fund II-A, LP, a Delaware limited partnership (“BCP Fund II-A”), (v) BCP Fund GP II, LP, a Delaware limited partnership (“BCP Fund II GP”), (vi) BCP Fund UGP, LLC, a Delaware limited liability company (“BCP Fund UGP”), (vii) James M. Bernhard Jr., an individual (“Mr. Bernhard”) and (ix) Jeffrey Scott Jenkins, an individual (“Mr. Jenkins”). Each of Mr. Bernhard and Mr. Jenkins is a citizen of the United States.

The business address of each of the Reporting Persons is 400 Convention Street, Suite 1010, Baton Rouge, LA 70802.

The principal business of ISICO and ISICO-A is to own the Common Stock. The principal business of BCP Fund II is to manage investments and to serve as the managing member (or similar position) of ISICO and other affiliated entities. The principal business of BCP Fund II-A is to manage investments and to serve as the managing member (or similar position) of ISICO-A and other affiliated entities. The principal business of BCP Fund II GP is to serve as the general partner of BCP Fund II and BCP Fund II-A. The principal business of BCP Fund UGP is to serve as the general partner of BCP Fund II GP and other affiliated entities. The principal occupation of each of Mr. Bernhard and Mr. Jenkins is serving as an executive of the funds affiliated with Bernhard Capital Partners.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported to be beneficially owned by the Reporting Persons were acquired in the open market. All such purchases of Common Stock were funded by investment capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases by the Reporting Persons to this date is $126,999,367.55.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the Common Stock to which this Statement relates for investment. The Reporting Persons may acquire additional Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the Common Stock or other securities of the Company beneficially owned by them.

Although the Reporting Persons do not have any specific plan or proposal to acquire, transfer or dispose of shares of Common Stock at the time of this filing, consistent with their investment purpose, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such shares of Common Stock now owned or hereafter acquired. In addition, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, consolidate or seek to consolidate assets held by the Reporting Persons and their affiliates, including acquiring assets owned by or selling assets to the Issuer, or make changes or seek to make changes to the capital structure of the Issuer. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

The Reporting Persons have not made a determination regarding a maximum or minimum number of shares of Common Stock or other securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment intent and ongoing evaluation of their investment in the Issuer and alternatives to such investment, including a potential consolidation, acquisition or sale of assets or Common Stock or changes to the Issuer’s capital structure, any of the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer or one or more officers of the Issuer regarding the Issuer. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the date of this Statement, (i) ISICO-A may be deemed to be the beneficial owner of 2,806,690 shares of Common Stock, which represents 2.01% of the total number of shares of Common Stock outstanding, (ii) ISICO may be deemed to be the beneficial owner of 4,294,910 shares of Common Stock, which represents 3.07% of the total number of shares of Common Stock outstanding, (iii) BCP Fund II-A may be deemed to be the beneficial owner of 2,806,690 shares of Common Stock, which represents 2.01% of the total number of shares of Common Stock outstanding, (iv) BCP Fund II may be deemed to be the beneficial owner of 4,294,910 shares of Common Stock, which represents 3.07% of the total number of shares of Common Stock outstanding, (v) BCP Fund GP II may be deemed to be the beneficial owner of 7,101,600 shares of Common Stock, which represents 5.08% of the total number of shares of Common Stock outstanding, (vi) BCP Fund UGP may be deemed to be the beneficial owner of 7,101,600 shares of Common Stock, which represents 5.08% of the total number of shares of Common Stock outstanding, (vii) Mr. Jenkins may be deemed to be the beneficial owner of 7,101,600 shares of Common Stock, which represents 5.08% of the total number of shares of Common Stock outstanding and (viii) Mr. Bernhard may be deemed to beneficially own 7,156,060 shares of Common Stock, which represents 5.11% of the total number of shares of Common Stock outstanding, 54,460 of which he may be deemed to beneficially own on an individual basis.

BCP Fund UGP is managed by James M. Bernhard Jr. and Jeffrey Scott Jenkins. BCP Fund UGP is the sole general partner of BCP Fund GP II, which is the sole general partner of both BCP Fund II and BCP Fund II-A. BCP Fund II has dispositive voting power over ISICO, and BCP Fund II-A has dispositive voting power over ISICO-A.

Calculations of the percentage of shares of Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume 139,927,317 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on August 7, 2019. The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than ISICO, ISICO-A, and Mr. Bernhard, and only to the extent they directly hold the securities reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c)

Except for the transactions set forth in Schedule I, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

(d)

Except as described in Item 4, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons on this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Materials to be Filed as Exhibits.

1.	Agreement of Joint Filing, dated September 11, 2019 and attached as Exhibit 1 hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2019

ISICO-A LLC
By: BCP Fund II-A, LP, its managing member By: BCP Fund GP II, LP, its general partner By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

ISICO, LLC
By: BCP Fund II, LP, its managing member By: BCP Fund GP II, LP, its general partner By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND II, LP
By: BCP Fund GP II, LP, its general partner
By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND II-A, LP By: BCP Fund GP II, LP, its general partner By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND GP II, LP
By: BCP Fund UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Attorney-in-fact

JAMES M. BERNHARD JR.

By:	/s/ James M. Bernhard Jr.
Name:	James M. Bernhard Jr.

JEFFERY SCOTT JENKINS

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins

SCHEDULE I

This schedule sets forth information with respect to each purchase of Common Stock that was effectuated by Bernhard Capital Partners through BCP Fund II, LP, ISICO, LLC, BCP Fund II-A, LP and ISICO-A, LLC during the past 60 days.

BCP Fund II, LP (an affiliate of Bernhard Capital Partners)

Date	Number of Shares	Price Per Share	Total Cost(1)
8/14/2019	88,215	$17.37	$1,532,612
8/15/2019	695,498	$16.82	$11,701,406
8/16/2019	695,498	$17.12	$11,907,830
8/19/2019	120,956	$17.63	$2,132,950
8/20/2019	98,463	$16.91	$1,664,704
8/21/2019	115,453	$17.43	$2,011,849
8/22/2019	254,008	$17.79	$4,519,031
8/23/2019	514,064	$17.26	$8,870,586
8/26/2019	136,939	$16.98	$2,324,950

ISICO, LLC (an affiliate of Bernhard Capital Partners)

Date	Number of Shares	Price Per Share	Total Cost(1)
8/27/2019	275,181	$16.51	$4,544,091
8/28/2019	178,765	$16.86	$3,013,477
8/29/2019	102,813	$17.42	$1,791,506
8/30/2019	120,956	$17.66	$2,136,059
9/3/2019	127,911	$17.36	$2,220,074
9/4/2019	178,453	$18.78	$3,351,579
9/5/2019	188,651	$19.63	$3,703,521
9/6/2019	157,243	$19.41	$3,051,725
9/9/2019	245,843	$20.30	$4,990,244

BCP Fund II-A, LP (an affiliate of Bernhard Capital Partners)

Date	Number of Shares	Price Per Share	Total Cost(1)
8/14/2019	57,648	$17.37	$1,001,553
8/15/2019	454,502	$16.82	$7,646,769
8/16/2019	454,502	$17.12	$7,781,665
8/19/2019	79,044	$17.63	$1,393,870
8/20/2019	64,345	$16.91	$1,087,874
8/21/2019	75,447	$17.43	$1,314,717
8/22/2019	165,992	$17.79	$2,953,147
8/23/2019	335,936	$17.26	$5,796,844
8/26/2019	89,489	$16.98	$1,519,344

ISICO-A, LLC (an affiliate of Bernhard Capital Partners)

Date	Number of Shares	Price Per Share	Total Cost(1)
8/27/2019	179,829	$16.51	$2,969,534
8/28/2019	116,822	$16.86	$1,969,292
8/29/2019	67,187	$17.42	$1,170,727
8/30/2019	79,044	$17.66	$1,395,901
9/3/2019	83,589	$17.36	$1,450,804
9/4/2019	116,618	$18.78	$2,190,238
9/5/2019	123,282	$19.63	$2,420,223
9/6/2019	102,757	$19.41	$1,994,277
9/9/2019	160,657	$20.30	$3,261,096

(1)	Total cost excludes commissions and other execution-related costs.